Exhibit 99.1

INSTRUCTIONS FOR FOLLOWING THE FERRARI
CAPITAL MARKETS DAY ONLINE – OCTOBER 9, 2025

Maranello (Italy), October 3, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) will host its Capital Markets Day in Maranello (Italy) on October 9, 2025.

A live webcast, commencing at 9:00 a.m. BST / 10:00 a.m. CEST / 4:00 a.m. EDT on Thursday, October 9, will be available on the Investors section of the Ferrari corporate website (https://www.ferrari.com/en-EN/corporate/capital-markets-day-2025). The webcast details, the presentations delivered during the event, and a replay video will remain archived on the same section of the corporate website for those unable to participate in the live session.

For further information:

Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977